13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Initial Filing)

Under the Securities Exchange Act of 1934

Milwaukee Iron Arena Football, Inc.

(Name of Issuer)

Common Stock, $.001 value

(Title of Class of Securities)

602301202

(CUSIP Number)

January 13, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 602301202
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Knight Capital Americas, L.P., formerly Knight Equity Markets, L.P. 22-3660471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 32,592
	6.	SHARED VOTING POWER Not applicable
	7.	SOLE DISPOSITIVE POWER 32,592
	8.	SHARED DISPOSITIVE POWER Not applicable
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,592
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.89% based on outstanding shares reported on the issuer’s 10-Q filed with the SEC for quarterly period ended Sept 30, 2010

12.	TYPE OF REPORTING PERSON* BD

ITEM 1(a).	Name of Issuer

   Milwaukee Iron Arena Football, Inc.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices

   11415 N.W. 123 Lane Reddick, FL, 32686

ITEM 2(a).	Names of Persons Filing

   Knight Capital Americas, L.P., formerly Knight Equity Markets, L.P.

ITEM 2(b).	Address of principal business office

   545 Washington Blvd., 3rd Floor

   Jersey City, NJ 07310

ITEM 2(c).	Citizenship

   Nevada

ITEM 2(d).	Title of Class of Securities

   Common Stock

ITEM 2(e).	CUSIP Number

   602301202

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

(a)	[x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a)       Amount beneficially owned

                                     32,592

(b)       Percent of class                 20.89%

(c)       Number of shares as to which such person has:

    (i)      sole power to vote or to direct the vote                                      32,592

    (ii)     shared power to vote or to direct the vote                             Not applicable

    (iii)    sole power to dispose or to direct the disposition of               32,592

    (iv)    shared power to dispose or to direct the disposition of           Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class

   Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

   Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

   Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

   Not applicable.

ITEM 9.	Notice of Dissolution of Group

   Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2011

Knight Capital Americas, L.P.

	By:	/s/ Michael Corrao
Michael Corrao
Director of Compliance